Filed by Synovus Financial Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Synovus Financial Corp.
Commission File No.: 001-10312
Pinnacle Financial Partners, Inc.
Commission File No.: 000-31225
Date: July 25, 2025

[The following is a screenshot of the landing page of the website of Synovus Financial Corp. on July 24, 2025.]

 FDIC-Insured - Backed by the full faith and credit of the U.S. Government  Creating the Southeast Growth Champion  Synovus is entering into a merger with Pinnacle Financial Partners to be an even stronger partner-of-choice for clients, further increase our standing as an employer-of-choice for top talent, and deliver greater value to our shareholders.  Pinnacle Financial Partners and Synovus Announce Merger  On July 24, we proudly announced that Synovus and Pinnacle are merging, subject to the receipt of required regulatory and shareholder approvals and the satisfaction of other customary closing conditions.  What Clients Can Expect  Same Familiar Faces: The bankers and advisors you know and trust remain dedicated to your success—now backed by even greater resources.  https://www.synovus.com/southeast-growth-champion/  1/9  7/24/25, 6:56 PM  Creating the Southeast Growth Champion - Synovus

 7/24/25, 6:56 PM Creating the Southeast Growth Champion - Synovus  Enhanced Capabilities: Access to an even broader suite of sophisticated products, services, and innovative solutions designed for your needs.  Exceptional Service: Two award-winning teams united to set a new industry standard for outstanding advice  Expanded Branch and ATM Network: Our network will increase to almost 400 branch locations across nine states  Community Focus: We’re doubling down on our investment in the communities we serve, with an even greater ability to make a positive impact.  View the full press release (/about-us/news/2025/2025-07-24-pinnacle-financial-partners-and- synovus-to-combine).  A Commitment to Our Clients  We are committed to making this transition as simple as possible and being transparent about how your experience may change or any steps you’ll be asked to take. While it’s early in this process and there is nothing you need to do, we know you may already have questions.  Client Frequently Asked Questions  What is happening?  On July 24, Pinnacle and Synovus announced plans to merge. The merger is subject to customary closing conditions, including the receipt of required regulatory approvals and approval by the shareholders of Synovus and Pinnacle. Once the transaction is completed, the banks will become Pinnacle Financial Partners.  Will my banker remain the same?  Yes. We know that the relationships you have with your banker, from your local branch to your wealth team and commercial experts, are why you choose to do business with us. This merger will further enable our bench of top talent, adding to our expertise and equipping them with even better solutions and capabilities, to help you achieve your goals.  How is this a good thing for me?  As our client, you can expect to receive the same if not better service from us, with broader capabilities, access, and expertise delivered by the same bankers who you trust as your advisors.  Are my accounts changing? (e.g. my account number, login information, loan terms)  We are still very early in this process with a lot of work ahead of us to determine details like these. Our commitment to you is to make this transition as simple as possible and be transparent about  https://www.synovus.com/southeast-growth-champion/  1/9

 https://www.synovus.com/southeast-growth-champion/  1/9  7/24/25, 6:56 PM Creating the Southeast Growth Champion - Synovus  how your experience may change or any steps you’ll be asked to take.  Will the bank change its name to Pinnacle?  Not immediately, but the name of the combined bank will be Pinnacle Financial Partners. Many of our clients have done business with us far longer than we’ve been known as Synovus. Our name will change once again, but our purpose is enduring. We are here to help you reach your full potential.  Who is Pinnacle?  Pinnacle provides a full range of banking, investment, trust, mortgage and insurance products and services designed for businesses and their owners and individuals interested in a comprehensive relationship with their financial institution. Pinnacle is No. 9 on FORTUNE magazine’s 2025 list of 100 Best Companies to Work For® in the U.S., its ninth consecutive appearance, and was recognized by American Banker as one of America’s Best Banks to Work For 12 years in a row and No. 1 among banks with more than $10 billion in assets in 2024. The firm began operations in a single location in downtown Nashville, TN in October 2000 and has since grown to approximately $54.8 billion in assets as of June 30, 2025. As the second-largest bank holding company headquartered in Tennessee, Pinnacle operates in several primarily urban markets across the Southeast. Visit pnfp.com for additional information about Pinnacle.  When is this happening?  This is not an overnight event and will occur in stages over the course of several months. As we move forward, we will provide timely and relevant updates to you.  How will you communicate with me?  We’ll reach out to you in a variety of ways to keep you informed – phone calls, emails, and U.S. mail. Please contact us to make sure your contact information is up to date so you receive all key information.  Who do I call with questions?  Please reach out to your relationship manager with questions or contact Synovus Customer Care at 1-888-SYNOVUS (796-6887).  Please be aware  When companies announce large events like this, fraudsters and scammers go on the offense, taking advantage of what they know to be a window with a high volume of customer communications and change announcements. Please be vigilant. Synovus will never call, email or text you asking for personal information, login credentials or computer access. If you receive a request claiming to be from us, don’t respond. Call us directly at 888-SYNOVUS (888-796-6887) to report the incident.  Forward-Looking Statements

 https://www.synovus.com/southeast-growth-champion/  4/9  7/24/25, 6:56 PM Creating the Southeast Growth Champion - Synovus  This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp. (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.  Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward- looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict. These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a

 https://www.synovus.com/southeast-growth-champion/  4/9  7/24/25, 6:56 PM Creating the Southeast Growth Champion - Synovus  result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities. Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward- Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.  Important Information About the Merger and Where to Find It  Steel Newco Inc. (“Newco”) intends to file a registration statement on Form S-4 with the SEC to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND  RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

 https://www.synovus.com/southeast-growth-champion/  4/9  Synovus Financial Corp.  Pinnacle Financial Partners, Inc.  33 West 14th Street  21 Platform Way South  Columbus, GA 31901  Nashville, TN 37203  Attention: Investor Relations  Attention: Investor Relations  InvestorRelations@Synovus.com (706) 641-6500  Investor.Relations@pnfp.com (615) 743-8219  Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.  Participants in Solicitation  Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix? doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,” “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix? doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the  7/24/25, 6:56 PM  Creating the Southeast Growth Champion - Synovus

 7/24/25, 6:56 PM Creating the Southeast Growth Champion - Synovus  Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix? doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,” “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp- 20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.  No Offer or Solicitation  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Customer Service  Contact us (/contact-us) Find a location (/locations)  Fraud and Identity Theft Protection (/personal/resource-center/fraud-prevention-and-security -hub) Privacy (/contact-us/privacy -policy)  https://www.synovus.com/southeast-growth-champion/  4/9

 Your Privacy Choices  Website terms of use (/terms-and-conditions) Accessible Banking (/accessible-banking)  Synovus  Investor Relations (https://investor.synovus.com/) Careers (https://careers.synovus.com/us/en) Media (/about-us/news)  Community outreach (/about-us/community -outreach)   (https://www.greatplacetowork.com/certified-company /5003469)   (https://www.facebook.com/Synovus)   (https://www.instagram.com/synovusbank/)   (https://twitter.com/synovus)   (https://www.linkedin.com/company /synovus)  Banking products are provided by Synovus Bank, Member FDIC. Synovus Bank, NMLS #408043, is an Equal Housing Lender.  Synovus Bank, Member FDIC, is an Equal Housing Lender and lends in the states of Alabama, Georgia, Florida, Tennessee, North Carolina, and South Carolina. This communication is directed to properties in those states. Loans subject to approval including credit approval. Synovus Bank, NMLS #408043.  If you would like to assert there has been an error made with the servicing of your consumer mortgage loan, or if you would like to request information about the servicing of your consumer mortgage loan, and if you would like your assertion or request to be treated in accordance with the procedures provided in 12 C.F.R. Parts 1024.35 and 1024.36, then you must send written notice to us at Synovus Bank, Attention: Mortgage Customer Service, 800 Shades Creek Parkway, MS 130, Birmingham, AL 35209. Otherwise, we will treat your assertion or request per our standard policies and procedures.  https://www.synovus.com/southeast-growth-champion/  4/9  7/24/25, 6:56 PM  Creating the Southeast Growth Champion - Synovus

7/24/25, 6:56 PM Creating the Southeast Growth Champion - Synovus

You have certain rights under Federal law related to resolving errors and requesting information about your mortgage account, and you may learn more about your rights by contacting Synovus Bank, or by visiting https://www.consumerfinance.gov/mortgage/ (https://www.consumerfinance.gov/mortgage/)

Investment products and services provided by Synovus are offered through Synovus Securities, Inc. (SSI) a registered Broker-Dealer, member FINRA (https://www.finra.org/)/SIPC and SEC registered Investment Advisor, Synovus Trust Company, N.A. (STC) and Creative Financial Group, a division of SSI. Trust services for Synovus are provided by STC.

NOT FDIC INSURED

NO BANK GUARANTEE

MAY LOSE VALUE

SSI is a subsidiary of Synovus Financial Corp. and an affiliate of Synovus Bank, and STC is a subsidiary of Synovus Bank. You can obtain more information about SSI and its Registered Representatives by accessing BrokerCheck (https://brokercheck.finra.org/).

Approval of any bank product or service is not contingent upon purchasing insurance from Synovus Bank. Insurance products marketed through Synovus and its affiliated companies are underwritten by insurance companies not affiliated with Synovus.

My Money Program (/my-money-program)

EQUAL HOUSING LENDER

© 2025 Synovus Financial Corp. All rights reserved.

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